Exhibit 99.1

Daqo New Energy’s New Phase 3B Facility Reaches Full Production Capacity

Ahead of Schedule

Shihezi, China—December 18, 2018—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that its new Phase 3B polysilicon production facility had reached full production capacity ahead of schedule. With the addition of Phase 3B, the Company’s total production capacity has expanded to 30,000 MT.

With Phase 3B currently running at full production capacity, a power purchase agreement with the local electric utility will reduce the Company’s electricity rates by approximately 18% from previous levels. With lower electricity rates, higher manufacturing efficiency, greater economies of scale, and enhanced equipment and process, the Company expects the overall total cost of polysilicon production for its Xinjiang facilities to decrease to approximately US$7.50 per kilogram in the first quarter of 2019.

Mr. Longgen Zhang, CEO of Daqo New Energy, commented, “I’m proud to see our new Phase 3B production facility reach full production capacity ahead of schedule, which demonstrates our strong executional capabilities. Our teams will continue to optimize Phase 3B’s operational efficiency, which will enhance our competitive advantage in cost structure and quality. At the same time, we are continuing to make progress in our Phase 3B’s debottlenecking project, which will increase our annual capacity to 35,000 MT by the end of June, 2019. Our Phase 4A capacity expansion project, which will increase our capacity to 70,000 MT, is progressing smoothly and will lower our costs even further once fully ramped up by the end of the first quarter of 2020. We remain confident in our strategy and believe our leadership position in the polysilicon industry will further strengthen as the market recovers.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

ABOUT DAQO NEW ENERGY CORP.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon.  Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang, China currently has an annual polysilicon production capacity of 30,000 metric tons, and the Company is undergoing a debottlenecking project and a capacity expansion project and expects to increase its annual polysilicon production capacity to 70,000 metric tons in the first quarter of 2020.

For more information, please visit http://daqo.gotoip1.com/

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com